Exhibit 99.1

Provident Announces Construction of a Truck Terminal at Cromer, Manitoba, September Cash Dividend and Presentation at Peters & Co. Limited 2011 North American Oil & Gas Conference

All values are in Canadian dollars unless otherwise indicated.

CALGARY, Sept. 8, 2011 /CNW/ - Provident Energy Ltd. (Provident) (TSX: PVE) (NYSE: PVX) announces today that its previously disclosed $10 million increase in expansion capital is related to the construction of a truck unloading terminal located at Cromer, Manitoba. The terminal, plus associated storage, will have an initial capacity of approximately 2,000 barrels per day of natural gas liquids production from the Bakken area. The natural gas liquids from this terminal will be injected into the Enbridge mainline for transport to Sarnia, Ontario. Provident has entered into a supply agreement with Petrobakken Energy Ltd. to underpin the terminal project and, as supply in the area grows, Provident will be able to expand its terminal on a very cost effective basis.

"The Cromer terminal project is a key initiative that was an important part of our Three Star Trucking Ltd. acquisition strategy, is underpinned with producer supply agreements, augments our Empress East NGL supply, and will be immediately accretive to EBITDA," said President and Chief Executive Officer, Doug Haughey.

Provident anticipates the project will cost approximately $10 million to complete and will begin receiving volumes in the first quarter of 2012.

September Dividend

Provident's September cash dividend of $0.045 per share is payable on October 14, 2011 and will be paid to shareholders of record on September 21, 2011. The ex-dividend date will be September 19, 2011. Provident's 2011 annualized dividend rate is $0.54 per common share. Based on the current annualized dividend rate and the TSX closing price on September 7, 2011 of $8.34, Provident's yield is approximately 6.5 percent.

For shareholders receiving their dividends in U.S. funds, the September 2011 cash dividend will be approximately US$0.045per share based on an exchange rate of 1.011. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Peters & Co. Limited 2011 North American Oil & Gas Conference

Brent Heagy, Senior Vice President, Finance and Chief Financial Officer, will be presenting at the Peters & Co. Limited North American Oil and Gas Conference in Toronto, Ontario on Tuesday, September 13, 2011 at 2:15 p.m. eastern time. A link to the webcast will be available on Provident's website at www.providentenergy.com.

Provident Energy Ltd. is a Calgary-based corporation that owns and manages a natural gas liquids (NGL) infrastructure and logistics business. Provident's Midstream facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash dividends to its shareholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute "forward-looking statements" or "forward-looking information" under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident's control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

%CIK: 0001142229

For further information:
Investor and Media Contact:
Investor Relations Kim Anderson Director Finance & Investor Relations Ashley Nuell Investor Relations & Communications Analyst Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 -2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com

CO: Provident Energy Ltd.

CNW 17:00e 08-SEP-11